As filed with the Securities and Exchange Commission on March 21, 2014.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

F & M BANK CORP.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Virginia	6022	54-1280811
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

205 S. Main Street
Timberville, Virginia 22853
 (540) 896-8941
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Neil W. Hayslett
Executive Vice President and Chief Administrative Officer
F & M Bank Corp.
205 S. Main Street
Timberville, Virginia 22853
(540) 896-8941
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:
Charles W. Kemp, Esq.
Williams Mullen
Williams Mullen Center
200 South 10th Street
Richmond, Virginia 23219
(804) 420-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Series A Preferred Stock, par value $5.00 per share	-	$-	$10,000,000	$1,288.00 (1)
Common Stock, par value $5.00 per share	(2)	N/A (2)	N/A (2)	N/A (2)

(1) Calculated in accordance with Rule 457(o) under the Securities Act.
(2) Includes an indeterminate number of shares of Common Stock issuable upon conversion of the     % Series A Noncumulative Mandatorily Convertible Preferred Stock. The registrant will receive no consideration for the issuance of these shares of Common Stock upon conversion of the preferred stock. Therefore, pursuant to Rule 457(i), no filing fee is required with respect to these shares of Common Stock registered hereby.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 21, 2014

PRELIMINARY PROSPECTUS

Up to $10,000,000 of
F & M Bank Corp.
     % Series A Noncumulative Mandatorily Convertible Preferred Stock

We are offering up to $10,000,000 of our           % Series A Noncumulative Mandatorily Convertible Preferred Stock, which we refer to in this prospectus as the “Series A Preferred Stock.” The annual dividend on each share of our Series A Preferred Stock is $           and is payable quarterly in cash, when, as and if declared, on the last day of           ,           ,            and           , commencing           . If our board of directors does not declare a dividend or we fail to pay a dividend declared by our board for any quarterly dividend period, you will not be entitled to receive any dividend for that quarterly dividend period and the undeclared or unpaid dividend will not accumulate.

Each share of our Series A Preferred Stock will be convertible at your option at any time, unless previously redeemed, into        shares of our common stock, which we refer to in this prospectus as the “Common Stock,” reflecting an initial conversion price of $           per share of Common Stock, which may be adjusted as described in this prospectus. The shares of Series A Preferred Stock also are convertible at our option, in whole or in part, into shares of our Common Stock at the conversion price, if the closing price of our Common Stock equals or exceeds           % of the conversion price for at least            trading days within any period of            consecutive trading days. Cash will be paid in lieu of issuing any fractional share interest.

The Series A Preferred Stock is also redeemable by us, in whole or in part, at any time on and after            for the liquidation amount of $           per share of Series A Preferred Stock, plus any declared and unpaid dividends.

All shares of our Common Stock issued upon conversion of the Series A Preferred Stock will be freely tradable without restriction under the Securities Act of 1933, as amended, except for shares purchased by our “affiliates.”

We are not requiring an overall minimum subscription to complete the offering.

 Our Common Stock is quoted on the OTC Markets Group’s OTCQB tier under the symbol “FMBM.”  The closing price of our Common Stock on March 19, 2014 was $17.21.

Investing in our Series A Preferred Stock involves risks. See “Risk Factors” beginning on page [•] to read about factors you should consider before making your investment decision.

	Per Share	Total
Price to public	$	$
Sales agents’ fees and commissions (1)	$	$
Proceeds, before expenses, to us (2)	$	$

(1) Payable to                 and                , our sales agents.  We have assumed that all shares will be sold and that a fee of       % of the gross proceeds will be paid to the sales agents for all shares sold in the offering.  However, the sales agents have agreed to accept a reduced fee of       % of the gross proceeds with respect to shares purchased by investors in exchange for subordinated debt of the Company.  The terms of our arrangement with the sales agents are described under “Plan of Distribution” on page [•].
(2) Before offering expenses of approximately $          .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency.

The sales agents expect to deliver the shares of Series A Preferred Stock to purchasers on or about           , 2014, subject to customary closing conditions.

The date of this prospectus is           , 2014

ABOUT THIS PROSPECTUS

In making your investment decision, you should only rely on the information contained in or incorporated by reference into this prospectus.  See “Incorporation of Certain Documents by Reference.”  We have not authorized anyone to provide you with any other or different information.  If anyone provides you with information that is different from, or inconsistent with, the information in this prospectus, you should not rely on it.  We believe the information in this prospectus is materially complete and correct as of the date on the front cover.  We cannot, however, guarantee that the information will remain correct after that date.  For that reason, you should assume that the information in this prospectus is accurate only as of the date on the front cover and that it may not still be accurate on a later date.  This document may only be used where it is legal to sell these securities.  The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of our shares of Series A Preferred Stock.

Neither we, nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our Series A Preferred Stock.  You should not interpret the contents of this prospectus to be legal, business, investment or tax advice.  You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our Series A Preferred Stock.

This prospectus does not offer to sell, or ask for offers to buy, any shares of our Series A Preferred Stock in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

No action is being taken in any jurisdictions outside the United States to permit a public offering of our Series A Preferred Stock or possession or distribution of this prospectus in those jurisdictions.  Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions that apply in those jurisdictions to this offering or the distribution of this prospectus.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and certain markets in Virginia.  We obtained this market data from independent publications or other publicly available information.  Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

Unless this prospectus otherwise indicates or the context otherwise requires, the terms, “F & M Bank Corp.,” “Company,” “we,” “us,” and “ours” as used in this prospectus refer to F & M Bank Corp. and its subsidiaries as a combined entity.  Also, as used in this prospectus, “Bank” refers to our wholly-owned banking subsidiary, Farmers & Merchants Bank.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission (the “SEC”).  You may read and copy any of these filed documents at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549.  Please call the SEC at 1-800-SEC-0330 for further information. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Our Internet address is www.fmbankva.com.  We make available on our website, free of charge, our periodic and current reports, proxy and information statements and other information we file with the SEC and amendments thereto as soon as reasonably practicable after we file such material with, or furnish such material to, the SEC, as applicable. The contents of the website are not incorporated into this prospectus or into our other filings with the SEC.

This prospectus is part of a Registration Statement and does not contain all of the information included in the Registration Statement.  Whenever a reference is made in this prospectus or any prospectus supplement, if applicable, to any contract or other document of ours, you should refer to the exhibits that are a part of the Registration Statement for a copy of the referenced contract or document.  Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC.

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information that we incorporate by reference is considered to be part of this prospectus.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We incorporate by reference the documents listed below:

•	Our annual report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”);
•	The portions of our definitive proxy statement for our 2013 annual meeting of shareholders, filed with the SEC on April 12, 2013, that have been incorporated by reference into the Form 10-K;
•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2013, June 30, 2013 and September 30, 2013; and
•
Our current reports on Form 8-K filed with the SEC on June 20, 2013, October 2, 2013 and March 21, 2014 (except to the extent the information contained therein is “furnished” and not “filed” pursuant to SEC rules);

On the written or oral request of each person, including any beneficial owner, to whom a copy of this prospectus is delivered, we will provide, without charge, a copy of any or all of the documents incorporated in this prospectus or in any related prospectus supplement by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies should be directed to Investor Relations, F & M Bank Corp., P.O. Box 1111, Timberville, Virginia 22853.  Telephone requests for copies should be directed to (540) 896-8941.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

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PROSPECTUS SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” our financial statements and the notes thereto incorporated by reference in our annual report and quarterly reports, and the other documents we refer to and incorporate by reference in this prospectus for a more complete understanding of us and this offering before making an investment decision. In particular, we incorporate important business and financial information in this prospectus by reference.

Corporate Overview

F & M Bank Corp., incorporated in Virginia in 1983, is a one bank holding company pursuant to section 3(a)(1) of the Bank Holding Company Act of 1956, and owns 100% of the outstanding stock of its affiliate, Farmers & Merchants Bank.  TEB Life Insurance Company (“TEB”) and Farmers & Merchants Financial Services, Inc. (“FMFS”) are wholly owned subsidiaries of the Bank.  The Bank also holds a majority ownership interest in VBS Mortgage LLC (“VBS”).

The Bank was chartered on April 15, 1908, as a state chartered bank under the laws of the Commonwealth of Virginia.   TEB was incorporated on January 27, 1988, as a captive life insurance company under the laws of the State of Arizona.  FMFS is a Virginia chartered corporation and was incorporated on February 25, 1993.  VBS (formerly Valley Broker Services, Inc.) was incorporated on May 11, 1998.  The Bank purchased a majority interest in VBS on November 3, 2008.

The Bank offers all services normally offered by a full-service commercial bank, including commercial and individual demand and time deposit accounts, repurchase agreements for commercial customers, commercial and individual loans, internet and mobile banking, drive-in banking services, ATMs at all branch locations and several off-site locations, as well as courier service for its commercial banking customers.  TEB was organized to re-insure credit life and accident and health insurance currently being sold by the Bank in connection with its lending activities.  FMFS was organized to write title insurance but now provides brokerage services, commercial and personal lines of insurance to customers of the Bank.  VBS originates conventional and government sponsored mortgages through their offices in Harrisonburg and Woodstock.

The Bank makes various types of commercial and consumer loans and has a large portfolio of residential mortgages and a concentration in development lending.  The local economy is relatively diverse with strong employment in the agricultural, manufacturing, service and governmental sectors.

Our Common Stock is quoted on the OTC Markets Group’s OTCQB tier under the symbol “FMBM.” The closing price of our Common Stock on March 19, 2014 was $17.21.

Private Placement

On March 20, 2014, we entered into securities purchase agreements with a limited number of institutional and other accredited investors, including certain directors and executive officers of the Company, to sell a total of 774,231 newly issued shares of the our Common Stock at a purchase price of $16.50 per share, for an aggregate gross purchase price of approximately $12.8 million (the “Private Placement”). The net proceeds of the Private Placement, after placement agent discounts and commissions and estimated expenses, were approximately $12.0 million. The Private Placement also closed on March 20, 2014.

Corporate Information

Our principal executive office is at 205 South Main Street, Timberville, VA 22853, and our phone number is (540) 896-8941.  We maintain a website at www.fmbankva.com, which contains information relating to us.  Unless specifically incorporated by reference, information on our website is not a part of this prospectus.

The Offering

Securities Offered	Up to $10,000,000 of Series A Preferred Stock, par value $5.00 per share.

Offering Price per Share	$

Liquidation Preference	$ per share of Series A Preferred Stock, plus an amount equal to the sum of all declared, accrued and unpaid dividends.

Maturity	Perpetual

Dividends
          % per annum, which is equivalent to $           per annum per share. Dividends are payable quarterly, when, as and if declared, on the last day of           ,          ,          and           of each year, commencing       , 2014.

In order for the Series A Preferred Stock to qualify for Tier 1 capital treatment, dividends are noncumulative and are payable if, when and as authorized and declared by our board of directors. If for any reason the board of directors does not authorize full cash dividends for a dividend period, we will have no obligation to pay any dividends for that period, whether or not our board of directors authorizes and declares dividends on the Series A Preferred Stock for any subsequent dividend period.

Notwithstanding the foregoing, holders of the Series A Preferred Stock have a priority on the receipt of dividends relative to the holders of our Common Stock or any other junior securities of ours, if any.  If we have not declared and paid or set aside for full payment of the quarterly dividends on the Series A Preferred Stock for a particular dividend period, we may not declare or pay dividends on, or redeem or purchase, shares of securities junior to the Series A Preferred Stock during the next succeeding dividend period except in limited circumstances.

Conversion by Holder
Each share of Series A Preferred Stock will be convertible at the option of the holder into            shares of our Common Stock (which reflects an initial conversion price of $           per share of Common Stock), subject to certain adjustments. See “Description of the Series A Preferred Stock – Optional Conversion Right.”

Conversion by Us
We may, at our option, at any time or from time to time cause some or all of the Series A Preferred Stock to be converted into shares of our Common Stock at the then applicable conversion rate. We may exercise our conversion right if, for            trading days within any period of            consecutive trading days, the closing price of our Common Stock exceeds           % of the then applicable conversion price of the Series A Preferred Stock. See “Description of the Series A Preferred Stock – Mandatory Conversion at Our Option.”

Redemption
Subject to prior approval by the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Series A Preferred Stock is redeemable at our option at any time, in whole or in part, on and after    , at $           per share, plus declared and unpaid dividends, if any, for the prior and the then current dividend periods.

Ranking
The Series A Preferred Stock will be, with respect to dividends and upon liquidation, dissolution or winding-up: (i) junior to all our existing and future debt obligations; (ii) junior to each class of capital stock or series of preferred stock, the terms of which expressly provide that it ranks senior to the Series A Preferred Stock; (iii) on a parity with any future class of capital stock or preferred stock, the terms of which expressly provide that such class ranks on parity with the Series A Preferred Stock; and (iv) senior to all classes of our Common Stock or series of preferred stock, the terms of which do not expressly provide that it ranks senior to or on a parity with the Series A Preferred Stock.

As of the consummation of this offering, the Series A Preferred Stock will not rank junior to any of our securities and will rank senior to our  Common Stock. “Description of the Series A Preferred Stock – Ranking.”

Voting	Except as required by law and our articles of incorporation, which will include the terms of the Series A Preferred Stock, the holders of Series A Preferred Stock will have no voting rights.

Use of Proceeds
We expect to receive net proceeds from this offering of approximately
$           million, after deducting sales agents’ and commissions and other estimated expenses. We intend to use the proceeds of the offering for the redemption, repurchase or exchange of the subordinated debt of the Bank, subject to any required regulatory approvals. See “Use of Proceeds.”

Redemption or Exchange of Subordinated Debt
Upon the sale of preferred shares to certain prospective purchasers who currently hold the outstanding subordinated debt of the Bank, we may accept, in lieu of cash consideration and subject to any regulatory approvals, such debt in exchange for shares of Series A Preferred Stock of equal value.  See “Use of Proceeds.”

Tax Consequences
Material U.S. federal tax considerations relevant to the purchase, ownership and disposition of our Series A Preferred Stock and Common Stock issued upon its conversion are described in “Certain U.S. Federal Income Tax Consequences.” Prospective investors are advised to consult with their own tax advisors regarding the tax consequences of acquiring, holding or disposing of our Series A Preferred Stock and Common Stock issued upon its conversion in light of current tax laws, their particular personal investment circumstances and the application of state, local and other tax laws.

Shares Outstanding after this Offering	shares of Common Stock. shares of Series A Preferred Stock.

Risk Factors
Before investing, you should carefully review the information contained under “Risk Factors” beginning at page [•] for a discussion of the risks related to an investment in our Series A Preferred Stock.

SUMMARY FINANCIAL INFORMATION

The information at and for the years ended December 31, 2009 through 2013 is derived in part from, and should be read together with, our audited consolidated financial statements and notes thereto incorporated by reference herein.  You should read the detailed information and the financial statements included elsewhere in this prospectus.

(Dollars in thousands, except per share data)	2013	2012	2011	2010	2009
Income Statement Data:
Interest and Dividend Income		$27,225	$27,680	$27,870	$27,516
Interest Expense		6,294	7,719	9,005	10,182

Net Interest Income		20,931	19,961	18,865	17,334
Provision for Loan Losses		4,200	4,000	4,300	4,210

Net Interest Income after Provision for Loan Losses		16,731	15,961	14,565	13,124
Noninterest Income		3,627	3,118	3,249	3,111
Securities Gains (Losses)		-	1,024	349	(1,754)
Noninterest Expenses		13,362	12,892	12,741	12,188

Income before Income Taxes		6,996	7,211	5,422	2,293
Income Tax Expense		2,095	2,523	1,681	339
Net Income		$4,901	$4,688	$3,741	$1,954
Per Share Data:
Net Income		$1.96	$1.91	$1.63	$.85
Dividends Declared		.64	.60	.60	.76
Book Value		19.76	18.53	18.31	16.99
Balance Sheet Data:
Assets		$596,904	$566,734	$538,855	$539,223
Loans Held for Investment		465,819	451,570	445,147	434,403
Loans Held for Sale		77,207	60,543	23,764	31,168
Securities		18,807	22,108	24,144	26,220
Deposits		453,796	435,947	425,051	420,643
Short-Term Debt		34,597	18,539	5,355	9,085
Long-Term Debt		47,905	57,298	58,979	63,096
Stockholders’ Equity		49,384	46,180	42,229	39,002
Average Shares Outstanding		2,496	2,450	2,299	2,292
Financial Ratios:
Return on Average Assets (1)		.86%	.84%	.69%	.38%
Return on Average Equity (1)		10.26%	10.41%	9.22%	5.10%
Net Interest Margin		3.95%	3.87%	3.77%	3.70%
Efficiency Ratio (2)		54.03%	55.43%	57.23%	57.74%
Dividend Payout Ratio		32.65%	31.41%	36.81%	89.18%
Capital and Credit Quality Ratios:
Average Equity to Average Assets (1)		8.35%	8.14%	7.46%	7.37%
Allowance for Loan Losses to Loans (3)		1.75%	1.54%	1.30%	.88%
Nonperforming Loans to Total Assets (4)		2.24%	2.61%	2.94%	1.42%
Nonperforming Assets to Total Assets (5)		2.73%	3.15%	3.22%	1.52%
Net Charge-offs to Total Loans (3)		.64%	.63%	.53%	.59%

(1)	Ratios are primarily based on daily average balances.
(2)
The Efficiency Ratio equals noninterest expenses divided by the sum of tax equivalent net interest income and noninterest income. Noninterest expenses exclude intangible asset amortization. Noninterest income excludes gains (losses) on securities transactions.

(3)	Calculated based on Loans Held for Investment, excludes Loans Held for Sale.
(4)	Calculated based on 90 day past due and non-accrual to Total Assets.
(5)	Calculated based on 90 day past due, non-accrual and OREO to Total Assets

RISK FACTORS

An investment in our Series A Preferred Stock involves significant risks.  You should carefully consider the risks and uncertainties and the risk factors set forth in the documents and reports filed with the SEC that are incorporated by reference into this prospectus and the risks described below before you make an investment decision regarding the Series A Preferred Stock.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

Risks Factors Related to the Offering

Our Series A Preferred Stock ranks junior to our obligations to our creditors and will rank junior to all of our and our subsidiaries’ liabilities in the event of a bankruptcy, liquidation or winding-up of our assets.

The Series A Preferred Stock ranks junior to our obligations to our creditors, including our depositors. If we are in default to these creditors, you may not receive principal and interest payments on the Series A Preferred Stock. In the event of bankruptcy, liquidation or winding-up, our assets will be available to pay the liquidation preference of our Series A Preferred Stock only after all of our liabilities have been paid. In addition, our Series A Preferred Stock will effectively rank junior to all existing and future liabilities of our subsidiaries and the capital stock of our subsidiaries held by third parties. The rights of holders of our Series A Preferred Stock to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary’s creditors and minority equity holders. In the event of bankruptcy, liquidation or winding-up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay amounts due on any or all of our Series A Preferred Stock then outstanding.

We may not have sufficient cash flow to make payments on the Series A Preferred Stock and our other debt.

Our ability to pay dividends on the Series A Preferred Stock, principal and interest on our debt and to fund our planned capital expenditures, depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, and regulatory factors. Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

If our cash flow and capital resources are insufficient to allow us to make scheduled payments on the Series A Preferred Stock or our other debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. If we cannot make scheduled payments on our debt, we could be forced into receivership or liquidation and you could lose all or part of your investment in the Series A Preferred Stock.

You may not receive dividends on our Series A Preferred Stock or our Common Stock.

Dividends on the Series A Preferred Stock are noncumulative. If our board of directors fails to declare a dividend or we fail to pay a dividend declared by our board of directors on the Series A Preferred Stock for a dividend period, then the holders of the Series A Preferred Stock will have no right to receive a dividend related to that dividend period, and we will have no obligation to pay a dividend for the related dividend period or to pay any interest, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period. See “Description of the Series A Preferred Stock – Dividend Rights.”

Holders of our Series A Preferred Stock and our Common Stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. Furthermore, our Common Stockholders are subject to the prior dividend rights of any holders of our preferred stock or depositary shares representing such preferred stock then outstanding.

Our ability to declare and pay cash dividends will be dependent upon, among other things, restrictions imposed by the reserve and capital requirements of Virginia and federal banking regulations, our income and financial condition, tax considerations and general business conditions. Also, we are a bank holding company and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends.

We are a holding company and depend on our subsidiaries for dividends, distributions and other payments.

We are a legal entity separate and distinct from our banking and other subsidiaries. Our principal source of cash flow, including cash flow to pay dividends to our stockholders and principal and interest on our outstanding debt, is dividends from the Bank. There are statutory and regulatory limitations on the payment of dividends by the Bank to us, as well as by us to our stockholders. Regulations of both the Federal Reserve and the Virginia State Corporation Commission affect the ability of the Bank to pay dividends and other distributions to us and to make loans to us. If the Bank is unable to make dividend payments to us and sufficient capital is not otherwise available, we may not be able to make dividend payments to holders of our Series A Preferred Stock or our Common Stock.

In addition, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of our Series A Preferred Stock or our Common Stock to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, shares of our Common Stock are effectively subordinated to all existing and future liabilities and obligations of our subsidiaries, including the Bank.

Periods of rising interest rates will adversely affect the market price of the Series A Preferred Stock.

As of the date of this prospectus, interest rates are at historically low levels. In periods of rising interest rates, holders of fixed dividend securities like the Series A Preferred Stock should expect to see the market price of the fixed rate security go down.

There is currently no established public market for the Series A Preferred Stock, which could limit their market price or the ability to sell them for an amount equal to or higher than their initial offering price.

There is no established public trading market for the Series A Preferred Stock, and we cannot assure you that an active trading market for the Series A Preferred Stock will develop or be sustained after the completion of the offering. If a trading market does not develop or is not maintained, holders of the Series A Preferred Stock may experience difficulty in reselling, or an inability to sell, the Series A Preferred Stock. If a market for the Series A Preferred Stock develops, any such market may be discontinued at any time. If a public trading market develops for the Series A Preferred Stock, future trading prices of the Series A Preferred Stock will depend on many factors, including, among other things, the price of our Common Stock into which the Series A Preferred Stock is convertible, prevailing interest rates, our operating results and the market for similar securities. Depending on the price of our Common Stock into which the Series A Preferred Stock is convertible, prevailing interest rates, the market for similar securities and other factors, including our financial condition, the Series A Preferred Stock may trade at a discount from their principal amount.

You may suffer dilution of the Common Stock issuable upon conversion of your Series A Preferred Stock.

The number of shares of our Common Stock issuable upon conversion of your Series A Preferred Stock is subject to adjustment only for stock splits and combinations, stock dividends and certain other specified transactions. See “Description of the Series A Preferred Stock—Conversion Rights.” The number of shares of our Common Stock issuable upon conversion of your Series A Preferred Stock is not subject to adjustment for other events, including the following:

•	the issuance of shares of our Common Stock for cash or in connection with acquisitions or other transactions, including in exchange for other of our outstanding securities;
•
the issuance of any shares of our Common Stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our Common Stock under any plan;

•
the issuance of any shares of our Common Stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries; or

•
the issuance of any shares of our Common Stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security outstanding as of the date the Series A Preferred Stock were first issued.

The terms of the Series A Preferred Stock do not restrict our ability to offer shares of our Common Stock in the future or to engage in other transactions that could dilute our Common Stock. We have no obligation to consider the interests of the holders of the Series A Preferred Stock in engaging in any such offering or transaction. If we issue additional shares of our Common Stock, that issuance may materially and adversely affect the price of our Common Stock and, because of the relationship of the number of shares of our Common Stock you are to receive on conversion to the price of our Common Stock, such other events may adversely affect the trading price of the Series A Preferred Stock.

If you hold Series A Preferred Stock, you are not entitled to any rights with respect to our Common Stock, but you are subject to all changes made with respect to our Common Stock.

If you hold Series A Preferred Stock, you are not entitled to any rights with respect to our Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Common Stock), but you are subject to all changes affecting the Common Stock. You will only be entitled to rights on the Common Stock if and when we deliver shares of Common Stock to you in exchange for your Series A Preferred Stock. For example, if an amendment is proposed to our articles of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery to you of the shares of Common Stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our Common Stock.

A substantial percentage of the proceeds from the offering may be used to pay for the offering expenses, and there is not a minimum number of securities that we must sell to complete the offering.

The offering is on a best efforts basis, that is, we will use our best efforts to sell the Series A Preferred Stock that we are offering, and the sales agents will use its best efforts to sell the Series A Preferred Stock that we are offering. As a result, there is no condition in the offering to sell any minimum number or dollar amount of shares. To the extent that we sell significantly fewer than the total number of shares that we are offering, you may be one of only a small number of investors purchase Series A Preferred Stock at this time.  In addition, a substantial percentage of the offering proceeds may be used to pay for the offering expenses, and not for our general corporate purposes. A lower amount of net proceeds available for our general corporate purposes may slow our growth and expansion goals more than we anticipate, which in turn may diminish the value of an investor’s investment.

If we do not generate the necessary level of capital, we may issue additional securities in the future, which could dilute your ownership.

If we do not generate the necessary level of capital from this offering, we may have to sell additional securities in order to generate our desired level of capital. We may seek to raise capital through offerings of our Common Stock, securities convertible into Common Stock, or rights to acquire such securities or our Common Stock. Under our articles of incorporation, we have additional authorized shares of Common Stock that we can issue from time to time at the discretion of our board of directors, without further action by the shareholders, except where shareholder approval is required by law. The issuance of any additional shares of Common Stock or convertible securities could be substantially dilutive to shareholders of our Common Stock. Holders of our shares of Common Stock have no preemptive rights that entitle them to purchase their pro-rata share of any offering of shares of any class or series and, therefore, our shareholders may not be permitted to invest in future issuances of our Common Stock and as a result will be diluted.

The trading volume in our Common Stock is lower than that of other financial services companies.

The trading volume in our Common Stock is lower than that of other financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our Common Stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our Common Stock, significant sales of our Common Stock, or the expectation of these sales, could cause our stock price to fall.

The market for our Common Stock historically has experienced significant price and volume fluctuations.

The market for our Common Stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our Common Stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our Common Stock to fluctuate substantially.

FORWARD-LOOKING STATEMENTS

Certain information contained in this prospectus may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.  These forward-looking statements are generally identified by phrases such as “we expect,” “we believe” or words of similar import. Such forward-looking statements involve known and unknown risks including, but not limited to:

•
Changes in the quality or composition of our loan or investment portfolios, including adverse developments in borrower industries, declines in real estate values in our markets, or in the repayment ability of individual borrowers or issuers;

•	The strength of the economy in our target market area, as well as general economic, market, or business conditions;
•	An insufficient allowance for loan losses as a result of inaccurate assumptions;
•	Our ability to maintain our “well-capitalized” regulatory status;
•	Changes in the interest rates affecting our deposits and our loans;
•
Changes in our competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

•	Our ability to manage growth;
•	Our potential growth, including our entrance or expansion into new markets, the opportunities that may be presented to and pursued by us and the need for sufficient capital to support that growth;
•	Our exposure to operational risk;
•	Our ability to raise capital as needed by our business;
•	Changes in laws, regulations and the policies of federal or state regulators and agencies; and
•	Other circumstances, many of which are beyond our control.

Although we believe that our expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $           million, assuming the sale of all $10 million of  Series A Preferred Stock offered hereby, after deducting sales agents’ fees and commissions and other estimated expenses. We intend to use the proceeds of the offering for the redemption, repurchase or exchange of the subordinated debt of the Bank, subject to any required regulatory approvals.

As of March 21, 2014, the Bank has outstanding $10.2 million in principal amount of subordinated debt.  The maturity dates range from October 1, 2016 to October 1, 2020.  Interest rates are fixed on the debt for the full term but vary by maturity. Rates range from 7.0% on the debt maturing October 1, 2016, to 8.05% on the notes maturing October 1, 2020.  If all $10 million of Series A Preferred Stock are sold in this offering, we intend to use the proceeds to redeem or repurchase $                   in principal amount of this debt, plus associated redemption premiums and accrued interest.  In addition, upon the sale of preferred shares to certain prospective purchasers who currently hold the outstanding subordinated debt of the Bank, we may accept, in lieu of cash consideration and subject to any required regulatory approvals, such debt in exchange for shares of Series A Preferred Stock of equal value.

The following table sets forth the calculation of our net proceeds from the offering at a price of $           per share.  Because we have not conditioned the offering on the sale of a minimum number of shares, we are presenting this information assuming that we sell 25%, 50% and 100% of the shares of Series A Preferred Stock that we are offering.
	25%		50%	100%

Shares of Series A Preferred Stock sold

Gross offering proceeds	$	$		$
Estimated expenses of the offering

Net proceeds to us	$	$		$

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS AND DISTRIBTUIONS

Our ratio of earnings to fixed charges and preferred dividends and distributions for each of the five years in the period ended December 31, 2013 were as follows:

	Year Ended
	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges and preferred dividends and distributions	%	%	%	%	%
Pro forma ratio of earnings to fixed charges and preferred dividends and distributions	%	%	%	%	%

For the purposes of the above calculations, “earnings” consist of income from continuing operations before adjustments for income taxes plus fixed charges. “Fixed charges” consist of interest costs, the interest component of rental expense and amortization of debt issuance costs. We have computed the ratios of earnings to fixed charges and preferred dividends and distributions by dividing earnings by fixed charges plus preferred dividends and distributions.

CAPITALIZATION

The following table sets forth our actual and pro forma consolidated capitalization as of December 31, 2013.  You should read the information set forth in the table in conjunction with “Use of Proceeds” and our historical consolidated financial statements and notes thereto incorporated by reference in this prospectus from our annual report on Form 10-K for the fiscal year ended December 31, 2013.

Our capitalization is presented (i) on an actual basis and (ii) on an as-adjusted basis to give effect to (a) the sale of shares of Common Stock in the Private Placement, (b) the sale of shares of Series A Preferred Stock in the offering and (c) the application of the net proceeds of this offering to fund the redemption or repurchase of the subordinated debt of the Bank as more fully described in “Use of Proceeds.”  We are presenting this information assuming that we sell 25%, 50% and 100% of the shares of Series A Preferred Stock offered hereby for net proceeds of $       million, $       million and $        million, respectively.

December 31, 2013
	Actual	Pro Forma (1)
		25%	50%	100%
(dollars in thousands)

Cash and cash equivalents:				$

Liabilities
Total Deposits				$
Interest, taxes and other liabilities
Short term borrowings
Long-term debt
Capital securities
Total Liabilities				$

Stockholders’ equity:
Common stock, par value $5.00 per share; authorized 6,000,000 shares; outstanding 2,511,735 shares				$
Series A Preferred Stock, par value $5.00 per share; authorized 2,000,000 shares; outstanding no shares
Additional paid-in capital
Retained earnings
Accumulated other comprehensive income (loss)
Total stockholders’ equity				$

(1) Reflects the application of cash proceeds from this offering to redeem or repurchase subordinated debt, including associated redemption premiums and accrued interest.  In lieu of cash consideration in certain cases, we may accept subordinated debt in exchange for Series A Preferred Stock of equal value upon the sale of such preferred shares to purchasers who currently hold outstanding subordinated debt of the Bank; in that event, we do not anticipate that we would be required to pay any redemption premiums in connection with the repurchase of such subordinated debt, which would increase our as-adjusted cash balance.

MARKET FOR COMMON STOCK

We currently have 6,000,000 authorized shares of Common Stock, par value $5.00 per share, and 2,000,000 authorized shares of preferred stock, par value $5.00 per share.  As of March 21, 2014, there were 3,287,470 shares of Common Stock outstanding and no shares of preferred stock outstanding.  Our Common Stock is quoted on the OTC Markets Group’s OTCQB tier under the symbol “FMBM.”  The closing price of our Common Stock on March 19, 2014 was $17.21.

Following are the high and low prices of sales of Common Stock known to us, and dividends declared on our Common Stock, for the periods indicated.  The prices listed below are as reported on the OTC Markets Group’s OTCQB tier. They reflect inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions. They also do not include private transactions not involving brokers or dealers. We had            shareholders of record of our Common Stock as of           , 2014.

	High	Low	Dividends Per Share
2012:
1st quarter	$15.49	$ 13.61	$ 0.16
2nd quarter	18.74	15.05	$ 0.16
3rd quarter	16.75	15.00	$ 0.16
4th quarter	16.74	14.90	$ 0.16

2013:
1st quarter	$ 17.73	$ 15.05	$ 0.17
2nd quarter	18.25	16.57	$ 0.17
3rd quarter	18.30	16.87	$ 0.17
4th quarter	19.00	16.50	$ 0.17

2014:
1st quarter (through March 20)	$ 18.00	$ 17.15	$ 0.17

DIVIDEND POLICY

Dividends on the Series A Preferred Stock are noncumulative. While it is our current intent to pay dividends on the Series A Preferred Stock as scheduled, there is no guarantee that we will do so. If our board of directors fails to declare a dividend on the Series A Preferred Stock for any dividend period, then the holders of the Series A Preferred Stock will have no right to receive a dividend related to that dividend period, and we will have no obligation to pay a dividend for the related dividend period or to pay any interest, whether or not dividends on the Series A Preferred Stock are declared for any future dividend period. See “Description of the Series A Preferred Stock – Dividends.”

We historically have paid cash dividends on a quarterly basis. The final determination of the timing, amount and payment of dividends on our Common Stock is at the discretion of our board of directors and will depend upon the earnings of the Company and its subsidiaries, principally the Bank, the financial condition of the Company and other factors, including general economic conditions and applicable governmental regulations and policies.

Our ability to distribute cash dividends will depend primarily on the ability of our subsidiaries to pay dividends to us. The Bank is subject to legal limitations on the amount of dividends it is permitted to pay. Furthermore, neither the Bank nor we may declare or pay a cash dividend on any of our capital stock if we are insolvent or if the payment of the dividend would render us insolvent or unable to pay our obligations as they become due in the ordinary course of business. In addition, as a bank holding company, our ability to declare and pay dividends is subject to the guidelines of the Federal Reserve regarding capital adequacy and dividends. The Federal Reserve guidelines generally require us to review the effects of the cash payment of dividends on Common Stock and other Tier 1 capital instruments (i.e., perpetual preferred stock and trust preferred debt) on our financial condition. The guidelines also require that we review our net income for the current and past four quarters, and the level of dividends on Common Stock and other Tier 1 capital instruments for those periods, as well as our projected rate of earnings retention.  For additional information on these limitations, see the discussion of regulations applicable to us in our annual report on Form 10-K for the year ended December 31, 2013.

DESCRIPTION OF THE SERIES A PREFERRED STOCK

This section summarizes specific terms and provisions of the Series A Preferred Stock. The terms of the Series A Preferred Stock will include those stated in an amendment to our articles of incorporation, which are filed as an exhibit to the registration statement filed with the SEC of which this prospectus is a part. The following summary of the terms and provisions of the Series A Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our articles of incorporation, as will be amended effective immediately prior to the closing of the offering, including the amendment to the articles of incorporation for the Series A Preferred Stock. You should read our articles of incorporation, including the amendment, for a more complete understanding of the terms and provisions of the Series A Preferred Stock.

General

Our articles of incorporation authorize the issuance of up to 2,000,000 shares of preferred stock, par value $5.00 per share.

When issued, the Series A Preferred Stock will constitute a single series of our preferred stock, consisting of            shares, par value $5.00 per share, having a liquidation preference of $           per share. The holders of the Series A Preferred Stock will have no preemptive rights.

As of the date of this prospectus, we are authorized to issue up to 6,000,000 shares of Common Stock, par value $5.00 per share. As of March 21, 2014, we had 3,287,470 shares of our Common Stock issued and outstanding.

Ranking

The Series A Preferred Stock will, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, rank:

•
senior to our Common Stock and each other class of capital stock or series of preferred stock established after the original issue date of the Series A Preferred Stock (the “Issue Date”) by our board of directors, the terms of which do not expressly provide that such class or series ranks senior to or on parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Junior Securities”);

•
on parity with any class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank on parity with the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Parity Securities”); and

•
junior to each class of capital stock or series of preferred stock established after the Issue Date by our board of directors, the terms of which expressly provide that such class or series will rank senior to the Series A Preferred Stock as to dividend rights or rights upon our liquidation, winding-up or dissolution (collectively referred to as “Senior Securities”).

The rights of the holders of Series A Preferred Stock will be subordinate to the rights of our general creditors, including depositors.

Dividends

Dividends on the Series A Preferred Stock will be payable quarterly in arrears, when, as and if authorized and declared by our board of directors out of legally available funds, on a noncumulative basis on the $           per share purchase price, at an annual rate equal to %. Subject to the foregoing, dividends will be payable in arrears on the last day of           ,           ,            and            of each year (each, a “Dividend Payment Date”) commencing on           . Each dividend will be payable to holders of record as they appear on our stock register on the            day of the month, whether or not a business day, in which the relevant Dividend Payment Date occurs. Each period from and including a Dividend Payment Date (or the date of the issuance of the Series A Preferred Stock) to but excluding the following Dividend Payment Date is herein referred to as a “Dividend Period.” Dividends payable for each Dividend Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. If a scheduled Dividend Payment Date falls on a day that is not a business day, the dividend will be paid on the next business day as if it were paid on the scheduled Dividend Payment Date, and no interest or other amount will accrue on the dividend so payable for the period from and after that Dividend Payment Date to the date the dividend is paid. The term business day means any day that is not Saturday or Sunday and that, in New York City, is not a day on which banking institutions generally are authorized or obligated by law or executive order to be closed.

Dividends on the Series A Preferred Stock will be noncumulative. If for any reason our board of directors does not authorize and declare a dividend on the Series A Preferred Stock for a Dividend Period, or if the board of directors authorizes and declares less than a full dividend, we will have no obligation to pay any dividend or full dividend for that period, whether or not our board of directors authorizes and declares dividends on the Series A Preferred Stock for any subsequent Dividend Period.

We are not obligated to and will not pay holders of the Series A Preferred Stock any interest or sum of money in lieu of interest on any dividend not paid on a Dividend Payment Date. We are also not obligated to and will not pay holders of the Series A Preferred Stock any dividend in excess of the dividends on the Series A Preferred Stock that are payable as described above.

There is no sinking fund with respect to dividends.

For information on the federal and state regulatory limitations with respect to our ability to pay dividends, see “Dividend Policy.” For a discussion of the tax consequences of dividends paid on the Series A Preferred Stock, see “Certain U.S. Federal Income Tax Consequences.”

Dividend Stopper

So long as any share of Series A Preferred Stock remains outstanding, (1) no cash dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Securities (other than a dividend payable solely in shares of Junior Securities) and (2) no shares of Junior Securities will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than as (a) a result of a reclassification of Junior Securities for or into other Junior Securities, or the exchange or conversion of one share of Junior Securities for or into another share of Junior Securities, (b) repurchases in support of our employee benefit and compensation programs or (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Securities), unless, in each case, the full dividends (including the Series A Preferred Stock) for the most recent Dividend Payment Date on all outstanding shares of the Series A Preferred Stock and Parity Securities have been paid or declared and a sum sufficient for the payment of those dividends has been set aside.

Except as provided below, for so long as any share of Series A Preferred Stock remains outstanding, we will not declare, pay, or set aside for payment dividends on any Parity Securities for any period unless we have paid in full, or declared and set aside payment in full, in respect of all dividends for the then-current Dividend Period for all outstanding shares of Series A Preferred Stock. To the extent that we declare dividends on the Series A Preferred Stock and on any Parity Securities, but do not make full payment of such declared dividends, we will allocate the dividend payments on a pro rata basis among the holders of the shares of Series A Preferred Stock and the holders of any such Parity Securities. For purposes of calculating the pro rata allocation of partial dividend payments, we will allocate those payments so that the respective amounts of those payments bear the same ratio to each other as all accrued and unpaid dividends per share on the Series A Preferred Stock and all Parity Securities bear to each other.

Redemption

The shares of Series A Preferred Stock will be redeemable at our option and, with the prior approval of the Federal Reserve, if required, in whole or in part, at any time or from time to time, out of funds legally available for payment, on or after            at the cash redemption price of $           per share of Series A Preferred Stock, plus declared and unpaid dividends, if any, from any and all Dividend Payment Dates preceding the date fixed for redemption.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed, we will select those to be redeemed pro rata, or by lot, or in any other manner as our board of directors may determine. If a partial redemption of the Series A Preferred Stock would result in the delisting of the Series A Preferred Stock from any national securities exchange on which the shares of Series A Preferred Stock may then be listed, we may only redeem the Series A Preferred Stock in whole.

On and after the date fixed for redemption, provided that the redemption price has been paid or provided for, dividends will no longer be declared on the Series A Preferred Stock called for redemption. These shares will no longer be deemed to be outstanding, and the holders of these shares will have no rights as stockholders, except the right to receive the amount payable on redemption, without interest, upon surrender of the shares of Series A Preferred Stock to be redeemed.

Should we redeem any shares of Series A Preferred Stock, notice of redemption will be given by first-class mail, postage prepaid, mailed not less than 30 days nor more than 60 days before the redemption date, to the holders of record of the shares of Series A Preferred Stock to be redeemed as their addresses appear on our stock register.

Optional Conversion Right

Each share of the Series A Preferred Stock may be converted at any time, at the option of the holder, into            shares of our Common Stock (which reflects an initial conversion price of $           per share of Common Stock, to the extent the initial conversion price is increased above $           per share, you will receive a corresponding decrease in the number of shares of our Common Stock upon conversion) plus cash in lieu of fractional shares, subject to anti-dilution adjustments (such rate or adjusted rate, the “Conversion Rate”).

The Conversion Rate and the corresponding conversion price in effect at any given time are referred to as the “Applicable Conversion Rate” and the “Applicable Conversion Price,” respectively, and will be subject to adjustment as described below. The Applicable Conversion Price at any given time will be computed by dividing $           by the Applicable Conversion Rate at such time.

If the conversion date is on or prior to the record date for any declared dividend for the Dividend Period in which you elect to convert, you will not receive any declared dividends for that Dividend Period. If the conversion date is after the record date for any declared dividend and prior to the corresponding Dividend Payment Date, you will receive that dividend on the relevant Dividend Payment Date if you were the holder of record on the record date for that dividend; however, whether or not you were the holder of record on the record date, if you convert after a record date and prior to the related Dividend Payment Date, you must pay to the conversion agent when you convert your shares of Series A Preferred Stock an amount in cash equal to the full dividend actually paid on such Dividend Payment Date on the shares being converted, unless your shares of Series A Preferred Stock are being converted as a consequence of a conversion at our option.

Mandatory Conversion at Our Option

We may, at our option, at any time or from time to time cause some or all of the Series A Preferred Stock to be converted into shares of our Common Stock at the then Applicable Conversion Rate. We may exercise our conversion right if, for            trading days within any period of            consecutive trading days, including the last trading day of such period, ending on the trading day preceding the date we give notice of mandatory conversion, the Closing Price (defined below) of our Common Stock exceeds           % of the then Applicable Conversion Price of the Series A Preferred Stock.

If less than all of the shares of Series A Preferred Stock are converted, the conversion agent will select the Series A Preferred Stock to be converted by lot, or on a pro rata basis or by another method the conversion agent considers fair and appropriate. If the conversion agent selects a portion of your Series A Preferred Stock for partial mandatory conversion and you convert a portion of the same shares of Series A Preferred Stock, the converted portion will be deemed to be from the portion selected for mandatory conversion.

The Closing Price of the Common Stock on any determination date means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which our Common Stock is so listed or quoted, or, if no Closing Price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which our Common Stock is so listed or quoted, or if the Common Stock is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Common Stock in the over-the-counter market as reported by OTC Markets Group, Inc. or a similar organization, or, if that bid price is not available, the market price of the Common Stock on that date as determined by a nationally recognized independent investment banking firm retained by us for this purpose.

Liquidation Rights

In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of Series A Preferred Stock at the time outstanding will be entitled to receive liquidating distributions in the amount of $           per share of Series A Preferred Stock, plus an amount equal to any declared but unpaid dividends thereon, out of assets legally available for distribution to our stockholders, before any distribution of assets is made to the holders of our Common Stock or any other Junior Securities. After payment of the full amount of such liquidating distributions, the holders of Series A Preferred Stock will not be entitled to any further participation in any distribution of assets by us, and will have no right or claim to any of our remaining assets.

In the event that our assets available for distribution to stockholders upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series A Preferred Stock and the corresponding amounts payable on any Parity Securities, the holders of Series A Preferred Stock and the holders of such other Parity Securities will share ratably in any distribution of our assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.

For such purposes, our consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into us, or the sale of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution, or winding-up.

Voting Rights

The holders of our Series A Preferred Stock have no voting rights except as required by Virginia law and as set forth in the Articles of Incorporation.

So long as any shares of Series A Preferred Stock are outstanding, we will not, without the affirmative vote or written consent of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting separately as a class:

•
amend, alter or repeal or otherwise change any provision of our Articles of Incorporation authorizing and creating the Series A Preferred Stock, if the amendment, authorization or repeal would change the rights, preferences, powers or privileges of the Series A Preferred Stock;

•
create, authorize, issue or increase the authorized or issued amount of any class or series of any of our equity securities, or any warrants, options or other rights convertible or exchangeable into any class or series of any of our equity securities, which would constitute Parity Securities or Senior Securities, provided, however, that the consent of the holders of the Series A Preferred Stock will not be required in connection with the creation, authorization or issuance of Parity Securities unless the Parity Securities has cumulative dividend rights; or.

•
consummate a share exchange or reclassification involving shares of Series A Preferred Stock or a merger or consolidation with another entity, unless in each case shares of Series A Preferred Stock remain outstanding.

The creation or the issuance of noncumulative Parity Securities or Junior Securities, or an amendment which increases the number of authorized shares of preferred stock, will not be considered to be a change requiring a vote of the holders of the Series A Preferred Stock.

Upon our consolidation with, or merger into, any other person or any conveyance, transfer or lease of all or substantially all our assets, the successor resulting from such consolidation or into which we are merged or the transferee or lessee to which such conveyance, transfer or lease, is made, will succeed to, and be substituted for, and may exercise every right and power of ours under the shares of the Series A Preferred Stock, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants with respect to the Series A Preferred Stock.

Miscellaneous

We will at all times reserve and keep available out of the authorized and unissued shares of our Common Stock, solely for issuance upon the conversion of the Series A Preferred Stock, that number of shares of Common Stock as shall from time to time be issuable upon the conversion of all the Series A Preferred Stock then outstanding. Any shares of the Series A Preferred Stock converted into shares of our Common Stock or otherwise reacquired by us shall resume the status of authorized and unissued preferred shares, undesignated as to series, and shall be available for subsequent issuance.

Transfer Agent, Registrar, Paying Agent and Conversion Agent

Registrar and Transfer Company will act as initial transfer agent, registrar and paying agent for the payment of dividends for the Series A Preferred Stock and the conversion agent for the conversion of the Series A Preferred Stock.

We and the transfer agent, registrar, paying agent and conversion agent may treat the registered holder of the Series A Preferred Stock as the absolute owner of the Series A Preferred Stock for the purpose of making payment and settling the related conversions and for all other purposes.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is qualified entirely by reference to our articles of incorporation, as amended, and bylaws, as amended, and to the applicable provisions of Virginia law.

General

Our authorized capital stock consists of 6,000,000 shares of Common Stock, par value $5.00 per share, and 2,000,000 shares of preferred stock, par value $5.00 per share. As of March 21, 2014, there were 3,287,470 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock

Dividend Rights. We may pay dividends as declared from time to time by the board out of funds that are legally available, subject to certain restrictions imposed by state and federal laws.

Voting Rights. In all elections of directors, a shareholder has the right to cast one vote for each share of stock held by him or her for as many persons as there are directors to be elected. We do not have cumulative voting rights. On any other question to be determined by a vote of shares at any meeting of shareholders, each shareholder is entitled to one vote for each share of stock held by him or her and entitled to vote.

Preemptive Rights. Holders of Common Stock do not have preemptive rights with respect to issues of Common Stock. Accordingly, your share ownership may be diluted if the board decides to issue additional stock in the future.

Liquidation Rights. Upon liquidation, after payment of all creditors, the remaining assets of our company would be distributed to the holders of Common Stock on a pro-rata basis, subject to the rights of the holders of any share of our preferred stock that may be issued from time to time.

Calls and Assessments. All Common Stock outstanding is fully paid and non-assessable.

The transfer agent and registrar for our Common Stock is Registrar and Transfer Company, Cranford, New Jersey.

Preferred Stock

Our board of directors may, from time to time, by action of a majority, issue shares of the authorized, undesignated preferred stock, in one or more class or series. In connection with any such issuance, our board of directors may by resolution determine the designation, voting rights, preferences as to dividends, in liquidation or otherwise, participation, redemption, sinking fund, conversion, dividend or other special rights or powers, and the limitations, qualifications and restrictions of such shares of preferred stock.  As of the date hereof, our board of directors has not created or designated any class or series of preferred stock.

Certain Provisions of Our Articles of Incorporation and Bylaws and Virginia Law

General. The following is a summary of the material provisions of our articles of incorporation and bylaws that address matters of corporate governance and the rights of shareholders. Certain of these provisions may delay or prevent takeover attempts not first approved by our board of directors (including takeovers which certain shareholders may deem to be in their best interests). These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by certain shareholders.

Issuance of Additional Shares. Our board of directors may issue additional authorized shares of our capital stock to deter future attempts to gain control of the Company, and the board has the authority to determine the terms of any one or more series of preferred stock, such as voting rights, conversion rates, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the board has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a merger or other transaction by which a third party seeks control, and thereby assist the incumbent board of directors and management to retain their respective positions.

No Cumulative Voting.  Our articles of incorporation do not provide for cumulative voting in the election of directors.

Advance Notice for Shareholder Proposals or Nominations at Meetings.  Our bylaws also prescribe the procedure a shareholder must follow to nominate directors or to bring other business before shareholders’ meetings. For a shareholder to nominate a candidate for director or to bring other business before a meeting, notice must be received by us not less than 60 days and not more than 90 days prior to the date of the meeting; provided, that if less than 70 days’ notice or prior public disclosure of the meeting date is given, then the shareholder’s notice must be received by us not less than 10 days following our notice or public disclosure.  Notice of a nomination for director must describe various matters regarding the nominee and the shareholder giving the notice.  Notice of other business to be brought before the meeting must include a description of the proposed business, the reasons therefor and other specified matters.

Effects of Virginia Anti-Takeover Statutes.

The Virginia Stock Corporation Act contains provisions governing “Affiliated Transactions.” Affiliated Transactions include certain mergers and share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder (as defined below), or reclassifications, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Virginia Stock Corporation Act, an “Interested Shareholder” is generally defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder becomes an Interested Shareholder, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the “Disinterested Directors.” A Disinterested Director means, with respect to a particular Interested Shareholder, a member of a corporation’s board of directors who (i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the Interested Shareholder.

The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by the Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded the Interested Shareholder unless approved by a majority of the Disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an Affiliated Transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the corporation’s Disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. We have not adopted such an amendment.

The Virginia Stock Corporation Act also contains provisions regulating certain “control share acquisitions,” which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation, or (ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions also were designed to deter certain takeovers of Virginia public corporations.

Indemnification of Directors and Officers

Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia, as amended (the “Virginia Code”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Virginia Code and furnishes the corporation with a written undertaking to repay any funds advanced if it is ultimately determined that the director has not met the relevant standard of conduct.  To meet this standard of conduct, the Virginia Code provides that the director must have conducted himself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, was not opposed to its best interests.  In the case of any criminal proceeding, the director must not have had reasonable cause to believe such conduct was unlawful.  In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

We are a Virginia corporation. Article 10 of our articles of incorporation contains provisions indemnifying our directors and officers to the full extent permitted by Virginia law.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

U.S. Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this prospectus or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code (the “Code”); (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

General

The following summary describes the material U.S. federal income tax consequences relating to the ownership and disposition of the Series A Preferred Stock and to the ownership and disposition of our Common Stock received upon conversion thereof. It applies to you only if you acquire the Series A Preferred Stock in this offering and you hold your Series A Preferred Stock and Common Stock as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules under the U.S. federal income tax laws, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	an insurance company;
•	a tax-exempt organization;
•	a person that owns shares of Series A Preferred Stock or Common Stock that are a hedge or that are hedged against interest rate risks;
•	a person that owns shares of Series A Preferred Stock or Common Stock as part of a straddle or conversion transaction for tax purposes;
•	a U.S. holder (as defined below) whose functional currency for tax purpose is not the U.S. dollar; or
•	a U.S. expatriate.

This section does not consider the specific facts and circumstances that may be relevant to a particular holder and does not address alternative minimum tax considerations or the treatment of a holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the U.S., including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. Legislation has been proposed by the current U.S. administration that would change the treatment described below and it is not possible at this time to determine whether such proposed legislation will be passed into law. You should consult your tax advisor with respect to such proposals.

If a partnership holds the Series A Preferred Stock or Common Stock, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Series A Preferred Stock or Common Stock should consult its tax advisor with regard to the U.S. federal income tax treatment of the offer and of owning the Series A Preferred Stock and Common Stock received upon the conversion thereof.

U.S. Holders

This subsection describes the tax consequences to a U.S. holder. You are a U.S. holder if you are a beneficial owner of Series A Preferred Stock or Common Stock received upon the conversion thereof and you are, for U.S. federal income tax purposes:

•	a citizen of or individual resident in the U.S.;

•	a domestic corporation;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a U.S. holder, this subsection does not apply to you and you should refer to “—U.S. Alien Holders” below.

Distributions on Series A Preferred Stock and Common Stock
In General
In general, distributions with respect to our Series A Preferred Stock and Common Stock will constitute dividends to the extent made out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of your tax basis in our Series A Preferred Stock or Common Stock (as applicable) and thereafter as capital gain from the sale or exchange of such Series A Preferred Stock or Common Stock (as applicable). Dividends received by a corporate U.S. holder will be eligible for the dividends-received deduction if you meet certain holding period and other applicable requirements. Dividends paid to a non-corporate U.S. holder will qualify for taxation at special rates if you meet certain holding period and other applicable requirements.

Certain U.S. holders that are individuals, estates, and trusts must pay a 3.8% tax (the “Medicare Tax”) on the lesser of the U.S. person’s (1) “net investment income” or “undistributed net investment income” in the case of an estate or trust and (2) the excess of modified adjusted gross income over a certain specified threshold for the taxable year.  “Net investment income” generally includes income from interest, dividends, and net gains from the disposition of property (such as the securities) unless such income or net gains are derived in the ordinary course of a trade or business (other than a trade or business that is a passive activity with respect to the taxpayer or a trade or business of trading in financial instruments or commodities).  Net investment income may be reduced by allowable deductions properly allocable to such gross income or net gain.  Depending on your circumstances, any interest earned or deemed earned on the securities and any gain on sale or other taxable disposition of the securities may be subject to the Medicare Tax.  If you are an individual, estate, or trust, you are urged to consult with your tax advisor regarding application of Medicare Tax to your income and gains in respect of your investment in the Series A Preferred Stock, Common Stock and any associated distributions.

Constructive Distributions
As a holder of Series A Preferred Stock, you might be treated as receiving a constructive dividend distribution from us if (1) the conversion rate is adjusted and as a result of such adjustment your proportionate interest in our assets or earnings and profits is increased and (2) the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula. An adjustment in the conversion rate would not be considered made pursuant to such a formula if the adjustment were made to compensate you for certain taxable distributions with respect to our Common Stock. In addition, in certain circumstances, the failure to make an adjustment of the conversion rate may result in a taxable distribution to you, if as a result of such failure, the proportionate interests of the holders of our Series A Preferred Stock or Common Stock, as applicable, in our assets or earnings and profits is increased. Thus, under certain circumstances, an increase in the conversion rate might give rise to a taxable dividend to you as a holder of Series A Preferred Stock even though you would not receive any cash related thereto.

Extraordinary Dividends
Dividends that exceed certain thresholds in relation to your tax basis in the Series A Preferred Stock or Common Stock could be characterized as an “extraordinary dividend” under the Code. If you are a corporation, you have held the stock for two years or less before the dividend announcement date and you receive an extraordinary dividend, you will generally be required to reduce your tax basis in your stock with respect to which such dividend was made by the non-taxed portion of such dividend. If the amount of the reduction exceeds your tax basis in such stock, the excess is treated as taxable gain. If you are a non-corporate U.S. holder and you receive an extraordinary dividend, you will be required to treat any losses on the sale of our Series A Preferred Stock or Common Stock as long-term capital losses to the extent of the extraordinary dividends you receive that qualify for the special rates.

Conversion of Notes
If a U.S. Holder converts a note and we deliver solely our preferred stock in the conversion, such conversion should be a fully taxable transaction. Subject to the discussion of the market discount rules set forth below, the amount of capital gain or loss to be recognized by each U.S. Holder depends on the U.S. Holder’s tax basis in the note. Each U.S. Holder will recognize income and gain to the extent that the fair market value of preferred stock received exceeds the U.S. Holder’s adjusted tax basis in the note at the time of the conversion. Alternatively, each U.S. Holder will recognize loss to the extent that the fair market value of preferred stock received is less than the U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the amount paid therefor, increased by any “original issue discount” (“OID”) or market discount previously included in income by such U.S. Holder and reduced (but not below zero) by any payments received by such U.S. Holder. Any such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the notes on the date of the conversion was more than one year.

Additionally, each U.S. Holder will recognize gain with respect to accrued interest on each note as a payment of interest upon the conversion. A U.S. Holder’s tax basis in the preferred stock received upon the conversion of a note will be the same as the U.S. Holder’s adjusted tax basis in the note exchanged therefor at the time of conversion, increased by the amount of gain or decreased by the amount of loss recognized upon the conversion. The holding period for any preferred stock received will begin anew the day after the conversion because it is a fully taxable event. U.S. Holders that are individuals may be entitled to more favorable tax rates and limitations on the deductibility of their losses. Each U.S. Holder should consult your tax advisor with respect to the proposed conversion.

An exception to the capital gain treatment described above may apply to a U.S. Holder who purchased the notes at a “market discount.” In general, market discount is the excess, if any, of (1) the sum of the original issue price of the note and the amount of OID includible in income of all prior holders of the note for all prior accrual periods, reduced by the amount of all payments made with respect to such note in all accrual periods prior to the acquisition of the note by the U.S. Holder, over (2) the U.S. Holder’s tax basis in the note at the time of the conversion (unless the amount of such excess is less than a specified de minimis amount, in which case market discount is considered zero). In general, unless the U.S. Holder has elected to include market discount in gross income currently as it accrues, any gain realized by a U.S. Holder on the sale of notes having market discount in excess of the de minimis amount generally will be treated as ordinary interest income to the extent of the lesser of (1) the gain recognized or (2) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant-yield basis) while such Notes were held by the U.S. Holder.

Disposition of the Series A Preferred Stock and Common Stock

Upon the sale or other disposition of our Series A Preferred Stock (other than pursuant to a conversion into Common Stock) or our Common Stock received upon conversion thereof, you will generally recognize capital gain or loss equal to the difference between the amount realized and your adjusted tax basis in such stock. Such capital gain or loss will generally be long-term if your holding period in respect of such stock is more than one year. For a discussion of your tax basis and holding period in respect of Common Stock received in the conversion of the Series A Preferred Stock, see below under “—Treatment of the Conversion.” Long-term capital gain recognized by a non-corporate U.S. holder is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Treatment of the Conversion

In General
The conversion of Series A Preferred Stock into Common Stock will generally constitute a tax-free recapitalization and you will therefore not recognize any gain or loss on such conversion, except that (1) depending on your circumstances, you will generally include in gross income the amount of cash you receive in respect of accrued and unpaid dividends and (2) your receipt of cash in lieu of a fractional share of Common Stock will generally be treated as if you received the fractional share and then received such cash in redemption of such fractional share. Such redemption will generally result in capital gain or loss equal to the difference between the amount of cash received and your adjusted federal income tax basis in the Common Stock that is allocable to the fractional shares. You should consult your own tax advisor to determine the specific tax treatment of the receipt of cash in lieu of a fractional share in your particular circumstances.

Tax Basis
Your tax basis in the Common Stock you receive upon a conversion of our Series A Preferred Stock (including any basis allocable to a fractional share) will generally equal the tax basis of the Series A Preferred Stock that was converted. Your tax basis in a fractional share will be determined by allocating your tax basis in the Common Stock between the Common Stock you receive upon conversion and the fractional share, in accordance with their respective fair market values. Your holding period for the Common Stock you receive will include your holding period for the Series A Preferred Stock converted.

Other Transactions
In the event your Series A Preferred Stock is converted pursuant to certain transactions (including our consolidation or merger into another person), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. You should consult your own tax advisors to determine the specific tax treatment of a conversion under such circumstances.

U.S. Information Reporting and Backup Withholding
You will be subject to information reporting with respect to any dividend payments by us to you and proceeds of the sale or other disposition by you of our Series A Preferred Stock and Common Stock, unless you are a corporation or other exempt recipient and appropriately establish that exemption. In addition, such payments will be subject to U.S. federal backup withholding tax, unless you supply a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. The backup withholding rate is currently 28%. Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

U.S. Alien Holders

This subsection describes the tax consequences to a U.S. alien holder. You are a U.S. alien holder if you are the beneficial owner of Series A Preferred Stock or Common Stock received upon the conversion thereof and you are not a U.S. holder and are not a partnership. If you are a U.S. holder, this subsection does not apply to you.

Distributions on Series A Preferred Stock and Common Stock

Except as described below, if you are a U.S. alien holder of our Series A Preferred Stock or Common Stock, actual and constructive dividends paid to you are subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us:

•
a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a U.S. alien holder that is an estate or trust, such forms certifying the status of each beneficiary of the estate or trust as) a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments; or

•
in the case of payments made outside the U.S. to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the U.S.), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the Internal Revenue Service.

In the case of a constructive dividend as described above under “—U.S. Holders—Distributions on Series A Preferred Stock and Common Stock,” because such constructive distributions will not give rise to any cash from which any applicable U.S. federal withholding tax can be satisfied, we intend to set off any withholding tax that we are required to collect with respect to any such constructive distribution against cash payments and other distributions otherwise deliverable to you.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the U.S., and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the U.S., we generally are not required to withhold tax from the dividends, provided that you have furnished to us a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you certify, under penalties of perjury, that:

•	you are a non-U.S. person; and

•	the dividends are effectively connected with your conduct of a trade or business within the U.S. and are includible in your gross income.

 “Effectively connected” dividends are taxed at rates applicable to U.S. citizens, resident aliens and domestic U.S. corporations.

If you are a corporate U.S. alien holder, “effectively connected” dividends that you receive may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Disposition of the Series A Preferred Stock and Common Stock

If you are a U.S. alien holder, you generally will not be subject to U.S. federal income tax on gain that you recognize on a disposition of your Series A Preferred Stock and Common Stock unless:

•
the gain is “effectively connected” with your conduct of a trade or business in the U.S., and the gain is attributable to a permanent establishment that you maintain in the U.S., if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

•	you are an individual, you are present in the U.S. for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•
we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes and certain other conditions are met. We have not been, are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

If you are a corporate U.S. alien holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Treatment of the Conversion

In General

Generally, if you are a U.S. alien holder, you will not recognize any gain or loss on the conversion of the Series A Preferred Stock for our Common Stock except that (1) depending on your circumstances the amount of cash and Common Stock you receive in respect of accrued, cumulated and unpaid dividends will generally be treated as, and we intend to withhold tax from such amounts as described above under “—Distributions on Series A Preferred Stock and Common Stock” and (2) cash received in lieu of a fractional share of Common Stock will generally be treated as described above under “—Disposition of the Series A Preferred Stock and Common Stock” (measured by the difference between the cash received in lieu of the fractional share and your tax basis in the fractional share as set forth in “—U.S. Holders—Treatment of the Conversion).

Other Transactions

In the event your Series A Preferred Stock is converted pursuant to certain transactions (including our consolidation or merger into another person), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion. You should consult your own tax advisors to determine the specific tax treatment of a conversion under such circumstances.

Backup Withholding and Information Reporting

In general (and except as described below), backup withholding and information reporting will not apply to a distribution of dividends on our Series A Preferred Stock and Common Stock paid to you, or to the proceeds from the disposition of the Series A Preferred Stock or Common Stock by you, in each case, if you certify under penalties of perjury that you are a non-United States person and we do not have actual knowledge or reason to know to the contrary. In general, if your Series A Preferred Stock or Common Stock is not held through a qualified intermediary, the amount of dividends, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the Internal Revenue Service.

Any amounts withheld under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

THIS DISCUSSION IS INCLUDED FOR YOUR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE TAX CONSEQUENCES TO YOU OF THIS OFFERING IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING ANY STATE, LOCAL AND FOREIGN TAX CONSEQUENCES.

PLAN OF DISTRIBUTION

We have engaged                          and                             to act as our sales agents for the offering.

                           and                               have  agreed, subject to the terms and conditions contained in the agency agreement with us, to sell in a public offering, on a “best efforts” basis, the Series A Preferred Stock.                             are broker-dealers registered with FINRA. Because the public offering is on a best efforts basis,                          and                               will not have any obligation or commitment to sell any dollar amount or number of shares or to acquire any shares for its own account or with a view to their distribution.                              may engage one or more additional broker-dealers to assist in selling shares in the public offering as selling agents.

As compensation for their sales agent services in connection with the offering, we have agreed to pay the following consideration:

•	a fee equal to % of the total gross proceeds we receive for subscriptions accepted by us in the offering, for services in connection with the offering.

In addition to the fees described above, we have agreed to reimburse                           and                               for their reasonable out-of-pocket expenses up to a limit of $                      . We have also agreed to indemnify                      and                        and certain of their affiliated persons against certain claims, liabilities and expenses arising in connection with the offering, or contribute to payments they may be required to make in respect thereof.

                                 and                                          and its affiliates are financial institutions engaged in various activities, which may include investment banking, securities trading, financial advisory, investment management, investments, hedging, financing and brokerage activities.                           and                            and certain of their affiliates have in the past provided, and may from time to time in the future provide, certain financial advisory, investment banking or other services to us, for which they in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of its various business activities,                             or                                     may presently, or in the future, hold a broad array of investments and trade debt and equity securities (or related derivative securities) and financial instruments for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

Other than the agreements with                                  and                          , as described herein, we do not know of any existing agreements between or among any shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the Series A Preferred Stock in this offering.

EXPERTS

Our consolidated financial statements as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, have been incorporated by reference in this prospectus in reliance upon the report of Elliott Davis, LLC, registered independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of our Series A Preferred Stock offered and certain other legal matters will be passed upon for F & M Bank Corp. by the law firm of Williams Mullen, Richmond, Virginia.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934 and we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room facility located at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including us, that file documents with the SEC electronically through the SEC’s electronic data gathering, analysis and retrieval system known as EDGAR.

This prospectus is part of a registration statement filed by us with the SEC. Because the rules and regulations of the SEC allow us to omit certain portions of the registration statement from this prospectus, this prospectus does not contain all the information set forth in the registration statement. You may review the registration statement and the exhibits filed with such registration statement for further information regarding us and the shares of our Series A Preferred Stock being sold by this prospectus. The registration statement and its exhibits may be inspected at the public reference facility of the SEC at the locations described above.

Our Internet address is www.fmbankva.com. We make available on our website, free of charge, our periodic and current reports, proxy and information statements and other information we file with the SEC and amendments thereto as soon as reasonably practicable after we file such material with, or furnish such material to, the SEC, as applicable. The contents of the website are not incorporated into this prospectus or into our other filings with the SEC.

Up to $10,000,000 of

F & M BANK CORP.

% SERIES A NONCUMULATIVE MANDATORILY CONVERTIBLE PREFERRED STOCK

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PROSPECTUS
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, 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                                Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the Registrant, other than estimated sales agents’ fees and commissions, in connection with this offering.  All amounts shown are estimates except for the SEC registration fee.

Securities and Exchange Commission Registration Fee		$1,288.00
Accounting Fees and Expenses
Legal Fees and Expenses
Printing Expenses
Transfer Agent Fees and Expenses
Miscellaneous
Total	$

Item 14.                                Indemnification of Directors and Officers

Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia, as amended (the “Virginia Code”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation a written statement of his or her good faith belief that he or she has met the standard of conduct prescribed by the Virginia Code and furnishes the corporation with a written undertaking to repay any funds advanced if it is ultimately determined that the director has not met the relevant standard of conduct.  To meet this standard of conduct, the Virginia Code provides that the director must have conducted himself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, was not opposed to its best interests.  In the case of any criminal proceeding, the director must not have had reasonable cause to believe such conduct was unlawful.  In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advancement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

The Registrant is a Virginia corporation. Article VII of the Registrant’s articles of incorporation contains provisions indemnifying directors and officers of the Registrant to the full extent permitted by Virginia law.

Item 15.                                Recent Sales of Unregistered Securities

On March 20, 2014, the Registrant sold an aggregate of 774,231 shares of its Common Stock pursuant to purchase agreements with certain accredited investors at a price of $16.50 per share, or an aggregate of approximately $12.8 million.  The shares were offered and sold pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder. FIG Partners, L.L.C. and Compass Point Research & Trading, LLC served as placement agents with respect to the private placement and received compensation of $615,475 in the aggregate upon the closing of the transaction.

Item 16.                                Exhibits.

Exhibit No.	Description
3.1	Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).
3.2	Articles of Amendment to the Restated Articles of Incorporation designating Series A Preferred Stock.**
3.3	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).
5.1	Opinion of Williams Mullen.**
21	Subsidiaries of the Company (incorporated by reference to Exhibit 21.0 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012).
23.1	Consent of Elliott Davis, LLC.*
23.2	Consent of Williams Mullen (included in Exhibit 5.1).**
24.1	Power of Attorney (included on the signature page hereto).

*Filed herewith
** To be filed by amendment

Item 17.                                Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to rule 424(b)(1), or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington County, Commonwealth of Virginia, on March 21, 2014.

F & M BANK CORP.

By:	/s/ Dean W. Withers
Dean W. Withers
President and Chief Executive Officer

Each of the undersigned hereby appoints each of Dean W. Withers, Carrie Comer, and Neil W. Hayslett as attorney-in-fact and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933, as amended, any and all amendments (including post-effective amendments) to this registration statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of securities covered hereby, with full power and authority to do and perform any and all acts and things as may be necessary or desirable in furtherance of such registration.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dean W. Withers
Dean W. Withers	President and Chief Executive Officer (Principal Executive Officer)	March 21, 2014

/s/ Carrier Comer
Carrie Comer	Senior Vice President and Chief Financial Officer (Principal Financial & Accounting Officer)	March 21, 2014

/s/ Thomas L. Cline
Thomas L. Cline	Chairman, Director	March 21, 2014

/s/ Larry A. Caplinger
Larry A. Caplinger	Secretary, Director	March 21, 2014

/s/ John N. Crist
John N. Crist	Director	March 21, 2014

/s/ Ellen R. Fitzwater
Ellen R. Fitzwater	Director	March 21, 2014

Daniel J. Harshman	Director	, 2014

Richard S. Myers	Director	, 2014

/s/ Michael W. Pugh
Michael W. Pugh	Director	March 21, 2014

Signature	Title	Date

Christopher S. Runion	Director	, 2014

/s/ Ronald E. Wampler
Ronald E. Wampler	Director	March 21, 2014

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Articles of Incorporation (incorporated herein by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013).
3.2	Articles of Amendment to the Restated Articles of Incorporation designating Series A Preferred Stock.**
3.3	Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.2 to the Company’s Annual Report on Form 10-Kfor the year ended December 31, 2001).
5.1	Opinion of Williams Mullen.**
21	Subsidiaries of the Company (incorporated by reference to Exhibit 21.0 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012).
23.1	Consent of Elliott Davis, LLC.*
23.2	Consent of Williams Mullen (included in Exhibit 5.1).**
24.1	Power of Attorney (included on the signature page hereto).

*Filed herewith
** To be filed by amendment